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                                                                Exhibit 99.1
                               ENFORCEMENT NEWS

        UNITED STATES                               UNITED STATES
[SEAL]  DEPARTMENT OF                        [SEAL] ENVIRONMENTALPROTECTION
        JUSTICE                                     AGENCY

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                   FOR RELEASE: THURSDAY, OCTOBER 27, 1994


                   U. S. FILES MULTI-MILLION DOLLAR ACTION
                  AGAINST BORDEN CHEMICALS AND PLASTICS FOR
                 ILLEGAL HAZARDOUS WASTE MANAGEMENT PRACTICES
                 AND FOR CLEANUP OF CONTAMINATED GROUNDWATER


                                 EPA/GWENDOLYN BROWN 202-260-1384
                                 DOJ/BERT BRANDENBURG 202-616-0189

        The U.S. government today filed a civil action against Borden Chemicals and Plastics Operating Limited Partnership and two related Borden entities to compel Borden to clean up a release of cancer-causing and other hazardous contaminants into the groundwater at its Geismar, La., facility. The action also seeks a multi-million dollar penalty for the illegal shipment of hundreds of thousands of pounds of hazardous waste to South Africa and the operation of unpermitted hazardous waste facilities, including an incinerator. The lawsuit, brought under federal hazardous waste and clean air laws, will also force Borden Chemicals to comply fully with all environmental statutes.

        The Geismar facility manufacturers chemicals, including vinyl chloride, ammonia, and polyvinyl chloride (PVC), which is used for production of plastic pipes and other plastic products. The facility is located on the Mississippi River, in a highly industrialized area, with a predominantly African-American population.

        "The Clinton Administration is committed to making sure that no company will realize unfair profits from polluting anywhere in the U.S., but particularly in minority and low-income communities that already face disproportionate risks," said EPA Administrator Carol M. Browner.

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  "This case will send the message that those who attempt to circumvent the hazardous waste laws do so at their peril," said U.S. Atorney General Janet Reno. "For years, Borden stored and disposed of large quantities of hazardous wastes in violation of the law. Such practices can only be stopped with vigorous enforcement"

  The complaint against Borden Chemical and Plastics includes a claim for "corective action" under the Resource Conservation and Recovery Act (RCRA), under which the U.S. will be seeking to force Borden to evaluate the extent of, and clean up, contamination of the groundwater. EPA has already determined that the contaminants that have been released to the groundwater at the Geismar facility include vinyl chloride, a know carcinogen, and ethylene dichloride, a probable carcinogen. In addition, the lawsuit alleges that Borden operated a hazaradous waste incinerator and other hazardous waste units without RCRA permits.

  The United States also alleges that Borden shipped over 300,000 pounds of hazaradous waste to a Thor Chemicals facility located in South Africa without notifying EPA as required by RCRA. These violations prevented EPA from properly verifying that the shipments were identified as hazaradous waste and whether or not South Africa consented to accept the hazaradous waste. The Borden shipments went to the Thor chemicals facility purportedly for recycling, but little or none of the waste was actually recycled. Borden has already publicly acknowledged that approximately 2,500 barrels containing mercury and vinyl chloride wastes were found at the Thor facility with Borden labels.

  "Environmental pollution does not stop at U.S. borders, and we will use all of our enforcement authorities against those who engage in the illegal international hazardous waste trade. By doing so, we will protect people from mismanaged wastes generated in the United States, and eliminate any competitive advantgage illegal exporters gain at the expense of U.S. companies that comply with our environmental laws," Browner said.

  The complaint also alleges that Borden failed to meet Louisiana's standards for controlling the emission into the air of urea particulates, or dust-like particles. Particulate emissions can interfere with breathing and aggravate exisiting respiratory and cardiovascular disease. In addition, the lawsuit alleges that Borden violated the federal Comprehensive Environmental Response, Compensation, and Liability Act by failing to immediately notify authorities following the 1990-91 release of thousands of pounds of hazardous chemicals (including vinyl chloride and ammonia).

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